February 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ollie’s Bargain Outlet Holdings, Inc. Registration Statement on Form S-1 File No. 333-209420

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-209420) (as amended, the “Registration Statement”) of Ollie’s Bargain Outlet Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share. As representatives of the several underwriters of the proposed public offering by certain selling stockholders of the Company of up to 6,500,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. (Eastern time) on Thursday, February 18, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus, dated February 16, 2016, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Claire McDonough
Executive Director

JEFFERIES LLC

By:	/s/ Steve Tricarico
Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                  INCORPORATED

By:	/s/ Richard A. Diaz
Vice President

As representatives of the several underwriters

[Signature Page to Underwriter Acceleration Request]